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LEGACY PROTECTION BENEFIT RIDER
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This Rider is attached to and made a part of this Contract as of the Contract
Date. This Rider is available for purchase only on the Contract Date, provided that the attained age of the older Owner (or Annuitant if any Owner is a non-natural person) is [80] or younger. This Rider cannot be cancelled once it is issued. In the event of any conflict between the terms of this Rider and the terms of the Contract, the terms of this Rider shall prevail over the terms of the Contract. The section "Death Benefit" in the Contract is deleted in its entirety and replaced with the following.

DEATH BENEFIT

The Legacy Protection Benefit Rider provides an Owner with a minimum guaranteed death benefit that is paid in the event of the death of any Owner prior to the Annuity Start Date. If any Owner is a non-natural person, the death benefit is paid upon the first death of the Annuitant or a Joint Owner that is a natural person prior to the Annuity Start Date.

DEFINITION OF TERMS

Terms not defined in this Rider have the meaning given to them in the Contract. For purposes of this Rider, the following definitions apply:

REGISTERED INVESTMENT ADVISER FEE (THE "RIA FEE") - The fee that SBL deducts from Contract Value to pay the registered investment adviser, as authorized by the Owner, for investment advisory services the RIA provides in connection with the Contract.

RIA FEE ANNUAL LIMIT - The RIA Fee Annual Limit is the maximum amount that can be withdrawn to pay RIA Fees under this Rider each Contract Year while the Rider is in effect without proportionally reducing the death benefit. The RIA Fee Annual Limit is not cumulative, which means any portion of the RIA Fee Annual Limit not withdrawn during a Contract Year may not be carried over to the next or any subsequent Contract Year. In no event may a withdrawal to pay an RIA Fee ever exceed the Contract Value.

The initial RIA Fee Annual Limit is equal to a percentage, as set forth on the Contract Data page (the "Percentage"), of the initial Purchase Payment. SBL recalculates the RIA Fee Annual Limit under the following circumstances:

     1. On each Contract Anniversary, the RIA Fee Annual Limit is set equal to the Percentage multiplied by the current Contract Value.

     2. When SBL receives a subsequent Purchase Payment, SBL will increase the RIA Fee Annual Limit as last calculated by an amount equal to the Percentage multiplied by the Purchase Payment. The increase will be made on the Valuation Date following the Valuation Period in which SBL receives the subsequent Purchase Payment.

     3. For each withdrawal made to pay the RIA Fee, SBL will reduce the RIA Fee Annual Limit as last calculated by an amount equal to the amount of the withdrawal, subject to a floor of zero.

Withdrawals to pay Contract Fees and Rider Charges do not result in a decrease to the RIA Fee Annual Limit.

CALCULATION OF DEATH BENEFIT

The death benefit is calculated as follows. On the Contract Date, the death benefit is equal to the Initial Purchase Payment. The death benefit is re-calculated as follows on each Valuation Date: (a) that is a Contract Anniversary; (b) in which there is a Purchase Payment applied and/or a withdrawal deducted; or (c) a death benefit is paid:

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     1. Purchase Payments - On each Valuation Date in which a Purchase Payment is applied, SBL will increase the death benefit, as most recently calculated, by the amount of the Purchase Payment.

     2. Withdrawals -

              a. Withdrawals Other Than to Pay Fees or Charges - On each Valuation Date in which a withdrawal is made other than to pay the RIA Fee, Rider Charges, or Contract Fees, SBL will decrease the death benefit, as most recently calculated, in the same proportion as the withdrawal reduces the Contract Value immediately prior to the withdrawal.

   For example, assume a death benefit amount of $10,000; Contract Value of $9,000; and a withdrawal of $2000. The death benefit would be recalculated and would equal $7,778, which is $10,000 multiplied by ((9,000 less 2,000) / 9,000).

              b. Withdrawals to Pay RIA Fees - On each Valuation Date in which a withdrawal is made to pay an RIA Fee in an amount that exceeds the RIA Fee Annual Limit as of the Valuation Date in which the RIA Fee is deducted, SBL will decrease the death benefit, as most recently calculated, in the same proportion as the excess amount reduces the Contract Value immediately prior to the withdrawal. SBL will not decrease the death benefit for a withdrawal made to pay the RIA Fee in an amount that is equal to or less than the RIA Fee Annual Limit as of the Valuation Date in which the RIA Fee is deducted.

     For example, assume a death benefit amount of $10,000; Contract Value of $9,000; an RIA Fee Annual Limit of $100; and a withdrawal of $200 to pay the RIA Fee. The amount of the RIA Fee within the RIA Fee Annual Limit - $100 - would not impact the death benefit, but the excess amount of $100 would reduce the death benefit. The death benefit would be recalculated and set equal to $9,888, which is $10,000 multiplied by ((8,900 less 100) / 8,900).

              c. Withdrawals to Pay Rider Charges & Contract Fees - Withdrawals to pay Contract Fees and Rider Charges do not result in a decrease to the death benefit.

     3. Contract Anniversary - On each Contract Anniversary that occurs prior to the older Owner (or Annuitant if any Owner is a non-natural person) reaching the attained age of [81], the death benefit as last calculated is compared to the then current Contract Value. If the Contract Value on such Contract Anniversary is greater than the death benefit, the death benefit is stepped-up to the value of the then current Contract Value. If the death benefit is greater than the Contract Value on such Contract Anniversary, there is no change to the death benefit.

     4. Death Benefit Payment - On the Valuation Date on which SBL receives due proof of death and instructions regarding payment, SBL shall compare the death benefit last calculated to the then current Contract Value, and SBL shall pay as a death benefit the greater of the death benefit or the Contract Value. The death benefit proceeds will be reduced by any premium taxes due or paid by SBL and any pro rata account administration charge, if SBL prorates the account administration charge for your Contract.

     5. Order of Calculation - On any Valuation Date as of which the death benefit is calculated, SBL shall adjust the death benefit as last calculated and such adjustments shall be calculated in the following order: (1) Purchase Payments; (2) withdrawals; and (3) comparison to Contract Value.

     Notwithstanding the foregoing, if due proof of death and instructions regarding payment are not received by SBL within six months of the date of any Owner's death (or first death of the Annuitant or a Joint Owner that is a natural person if any Owner is a non-natural person), the death benefit will be the Contract Value on the date due proof of death and instructions regarding payment are received by SBL.

     If a lump sum payment is requested the payment will be made in accordance with any laws that govern the payment of death benefits. The Designated Beneficiary may choose to receive the death benefit in the form of Annuity Payments under one of the Annuity Options, subject to any requirements under applicable law.

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Termination of Rider

     This Rider shall automatically terminate upon the earliest of the dates indicated below:

         a. upon any Valuation Date as of which the death benefit is reduced to zero;

         b. upon any Valuation Date as of which the Contract Value is reduced to zero for any reason;

         c. the date of the first death of an Owner or, if any Owner is a non-natural person, upon the first death of the Annuitant or a Joint Owner that is a natural person; unless continued under the Termination of Rider if Surviving Spouse Continues Contract provision;

         d. the Valuation Date as of which the Contract is terminated in accordance with the provisions of the Contract; or

         e.   the Annuity Start Date.

     The Owner may not terminate this Rider once it is elected.

Termination of Rider if Surviving Spouse Continues Contract

If the Owner dies while this Rider is in effect, the surviving spouse of the Owner may elect to continue the Contract. If the surviving spouse elects to continue the Contract and the Contract Value is less than the death benefit on the Valuation Date due proof of death and instructions regarding the death benefit are received by SBL, the Contract Value will be increased to equal the death benefit. If SBL is still offering this Rider and the surviving spouse meets the eligibility qualifications at that time, the surviving spouse also may elect to continue this Rider at the then current Rider Charge.

RIDER CHARGE

The annual Rider Charge percentage is set forth on the Contract Data Page. The Rider Charge percentage in place on the Contract Date will not change. SBL calculates the Rider Charge on each monthly anniversary of the Contract Anniversary by multiplying the Rider Charge percentage by the amount of the death benefit on that date and dividing the result by 12. SBL deducts the Rider Charge from Contract Value on each monthly anniversary of the Contract Anniversary. SBL deducts the Rider Charge from the Subaccounts in the same proportion that Contract Value is allocated among the Subaccounts. The Rider Charge is deducted as described herein in lieu of the method described under "Optional Rider Charges" in the Contract.


SECURITY BENEFIT LIFE INSURANCE COMPANY

/s/J. Michael Keefer
J. Michael Keefer
Secretary

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